FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 29, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES ITS VICTORY AT THE AUCTION TO ACQUIRE THE CONTROLLING STAKE IN SOUTHERN KUZBASS POWER PLANT

Moscow, Russia — March 29, 2007, — Mechel OAO (NYSE: MTL) announces winning the auction to acquire 93.35% of the shares of Southern Kuzbass Power Plant OAO.

The acquisition of Southern Kuzbass Power Plant is in line with Mechel’s strategy to further develop its mining segment.  The objective of acquiring Southern Kuzbass Power Plant is to increase Mechel’s performance through the possibility of producing high value added product in the form of electric power using Mechel’s own steam coal.  The acquisition of the new power generating asset is also aimed at developing the power component of Mechel’s business, which, in particular, includes reduction of production cost by generating Mechel’s own electric power, growth of the Company’s capitalization, and making additional profit from marketing the generated electric and heat energy.

As a result of the auction Mechel-Energo OOO owned by Mechel OAO has taken up 565,833,970 of ordinary registered shares of Southern Kuzbass Power Plant OAO comprising 93.35% of the charter capital of Southern Kuzbass Power Plant OAO for RUR 6,9 billion (approximately US$  265 mln.)

The sellers of 93.35% of the shares of Southern Kuzbass Power Plant OAO are three Russian joint stock companies: RAO UES of Russia OAO (22.97%), SUEK OAO (20.38%), and Kuzbassenergo OAO (50.00%).

Being now a part of Mechel Group, Southern Kuzbass Power Plant OAO will secure its continuous and efficient work by stable steam coal supply from Southern Kuzbass OAO owned by Mechel OAO.  The annual demand of the power station in steam coal, which is planned to be covered by deliveries from Southern Kuzbass OAO, amounts to about 1-1.2 million tonnes of coal.  With further increase of the production capacity of Southern Kuzbass Power Plant OAO, coal supply from Southern Kuzbass OAO can reach 2 million tonnes annually. The power plant’s operations within Mechel group will allow Southern Kuzbass Power Plant OAO to provide its facilities with modern power equipment resulting in improvement of its economic and ecological performance.  The competitive advantage of the power plant is its location close to the coal mining sites, the largest power consuming steelmaking works in the region, coal and ore mining companies, and presence of such major consumer as the Southern Kuzbass region’s public utilities, which altogether ensure consistent load of the power plant.

Southern Kuzbass Power Plant OAO was separated from Kuzbassenergo as the result of the reorganization process in July 2006.  Southern Kuzbass Power Plant OAO is located in the town of Kaltan, Kemerovo Region.  As of January 1, 2007, its installed electric power capacity is 554 MWt, and the heat power capacity is 560 Gcal/h.

“It is the first time Mechel has acquired a large power generating asset, thus confirming its serious intentions to single out power production into a separate business segment and to broaden and strengthen synergy relations between the group’s subsidiaries.  To implement the program of developing the power sector in Mechel’s operations, a new subsidiary, Mechel-

Energo, appeared in April 2004.   Mechel-Energo is engaged in both providing deliveries of energy resources to Mechel’s other subsidiaries, and marketing electric and heat energy to third parties on the free competitive market.  Mechel’s power business is a logical stage in the Company’s development.  Coal is the main product we manufacture and market, including saleable coal for external consumers, coking coal for internal needs of Mechel’s steel segment, and now production of finished product in the form of electric and heat energy from Mechel’s own steam coal,” - Mechel’s Chief Operating Officer Alexey Ivanushkin commented.

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO
Date: March 29, 2007